

SECURI[illegible] ISSION

05041002



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SEC FILE NUMBER
8- 39877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) Minnesota (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
CRI Securities, LLC:

We have audited the accompanying statement of financial condition of CRI Securities, LLC. (the Company) as of December 31, 2004 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRI Securities, LLC as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2005

CRI SECURITIES, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash	$ 1,081,029
Commissions receivable	512,429
Accounts receivable	7,149
Prepaid asset	2,000
Deposit with clearing organization	25,000
Securities owned at market value	11
	$ 1,627,618

Liabilities and Members' Equity

Liabilities:	
Commissions payable	$ 485,547
Accounts payable	267,764
Due to affiliates	250,667
Interest payable	700
Payable to broker/dealer	11
	1,004,689
Members' equity:	
Members' cumulative contributions	2,020,000
Cumulative losses	(1,397,071)
	622,929
	$ 1,627,618

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Operations

For the year ended December 31, 2004

Revenue	
Commissions	$ 13,937,732
Expenses	
Commissions	11,376,372
Management and administrative fees paid to owner	3,274,625
Fees paid to owner	316,178
General and administrative expenses	224,540
Interest expense	1,200
	15,192,915
Net loss	$ (1,255,183)

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Members' Equity

For the year ended December 31, 2004

	Enterprise Holding	Outside Owners	Total
Balances at December 31, 2003	478,112	0	478,112
Capital contibution	1,400,000	0	1,400,000
Net loss	(1,255,183)	0	(1,255,183)
Balances at December 31, 2004	622,929	0	622,929

See accompanying notes to financial statements.

CRI SECURITIES, LLC

Statement of Changes in Liabilities Subordinated to Claims and General Creditors

For the year ended December 31, 2004

Subordinated liabilities at December 31, 2003	$	20,000
Decreases:		
Payment of subordinated notes		(20,000)
Subordinated liabilities at December 31, 2004	$	0

See accompanying notes to the financial statements.

CRI SECURITIES, LLC.

Statement of Cash Flows

For the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (1,255,183)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in receivables, net	(223,935)
Increase in commissions payable	265,972
Increase in due to affiliates	172,648
Decrease in payable to broker/dealer	(13,278)
Decrease in accounts payables	(86,026)
Net cash used by operating activities	(1,139,802)
Cash flows from investing activities:	
Sale of securities	13,278
Net cash provided by investing activities	13,278
Cash flows from financing activities:	
Capital contributions	1,400,000
Cash provided by financing activities	1,400,000
Increase in cash	273,476
Cash at beginning of year	807,553
Cash at end of year	$ 1,081,029
Supplemental cash flows disclosures:	
Interest payments	$ 1,200

See accompanying notes to the financial statements.

CRI SECURITIES, LLC

Notes to Financial Statements

December 31, 2004

(1) Nature of Business

CRI Securities, LLC (the Company), formerly known as C.R.I. Securities, Inc., is a joint venture between Enterprise Holding Company (Enterprise), a 50% owner, and a certain outside owner. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life). Effective December 1, 2004, C.R.I. Securities, Inc. was converted from a C corporation into a limited liability company. The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on Enterprise to fund its operating loss.

(2) Summary of Significant Accounting Policies

Securities Inventory

In the normal course of business the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is recognized as earned. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

Effective December 1, 2004, the Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its

(3) Income Taxes – Continued

owners based on each owner's distributive interest in accordance with the current membership agreement.

Prior to December 1, 2004, the Company filed a separate federal income tax return. There was no provision for income taxes reflected in the accompanying statement of operations due to the tax benefit from the loss being dissolved upon conversion of the company into a limited liability company.

(4) Related Party Transactions

Under a management services agreement with Minnesota Life and Securian Financial Services, Inc., the Company incurred expenses of $1,396,992 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and Securian Financial Services incurs on behalf of the Company. At December 31, 2004, $238,213 was included in due to affiliates and was payable to Securian Financial Services, Inc.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. For the year ended December 31, 2004, these fees totaled $316,178, of which $32,995 was included in accounts payable at year end.

A company affiliated with the outside owner receives management and administrative fees that are billed and reimbursed based on amounts billed. For the year ended December 31, 2004, these management and administrative fees were $1,877,633, of which $183,983 was included in accounts payable at year end.

(5) Secured Demand Note Receivable

The secured demand note receivable is non-interest bearing and collateralized by securities pledged by an outside owner of the Company. Effective December 28, 2004, these securities were returned to the outside owner and the note receivable was released with the proper NASD approval.

(6) Liabilities Subordinated to Claims of General Creditors

The current capital structure of the Company is documented in note 1. Additional capital in the form of subordinated debt is not required to support this structure. Effective December 28, 2004, the borrowings under a subordination agreement were prepaid with the proper NASD approval. For the year ended December 31, 2004, interest expense was $1,200. At December 31, 2004, interest payable was $700.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $613,778 and $66,979, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.6 to 1 at December 31, 2004.

(8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

In compliance with NASD Notice to Members 03-47, the Company has set up a fund for the exclusive benefit of customers to reimburse them for potential breakpoint overcharges on the sale of class A mutual funds sold during 2001 and 2002. As of December 31, 2004, the Company has paid $12,265. In addition, the company has recorded a liability of $7,081 which is included in accounts payable at December 31, 2004.

(9) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not materially effect the financial position or the results of the Company.

CRI SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2004

Members' equity	$	622,929
Deductions - nonallowable assets:		
Accounts receivable		7,149
Prepaid asset		2,000
Net capital before haircuts on securities		(9,149)
Haircuts on securities		2
Net capital	$	613,778
Total aggregate indebtedness	$	1,004,689
Net capital	$	613,778
Minimum capital required to be maintained (the greater of $50,000 or 6 2/3% of aggregate indebtedness of $1,004,689)		66,979
Net capital in excess of requirement	$	546,799
Ratio of aggregate indebtedness to net capital		1.6 to 1
120% of minimum net capital	$	80,375

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
CRI Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CRI Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2005